UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Form 6-K consists of the following:

1.    Press release issued by ABB Ltd dated July 24, 2008.

2.    Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item I above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

ABB Group Q2 results 2008

Press Release

Q2 net income up 34% on strong top-line growth

•                  Orders and revenues continue robust growth

•                  EBIT reaches $1.4 billion, EBIT margin at 16.1 percent

•                  Cash flow from operations more than doubled to $978 million

Zurich, Switzerland, July 24, 2008 – ABB reported record orders, revenues and earnings before interest and taxes (EBIT) in the second quarter of 2008, with net income reaching $975 million. Global demand for ABB’s core technologies to provide reliable electrical power and improved industrial efficiency remained robust, while ongoing operational improvements contributed to increased profitability.

EBIT reached $1.4 billion, up 42 percent from a year earlier. The EBIT margin increased to 16.1 percent from 14.4 percent in the second quarter of 2007 as ABB continued to benefit from high capacity utilization, greater sourcing of components from emerging economies and other operational improvements.

Orders increased in all divisions in a strong market and were up 31 percent (local currencies: 19 percent) to a single-quarter record of $11.3 billion. It was also the first quarter in which orders from emerging markets exceeded orders from the mature economies(1), accounting for 51 percent of total orders received.

Revenues increased by 27 percent (local currencies: 15 percent) to $9 billion. Utilities continued to invest in new and refurbished power infrastructure while industrial customers, especially in the oil and gas, marine and minerals sectors, further expanded capacity. The need for more energy efficient industrial technologies to meet the challenges of rising energy and raw materials costs also continued to drive growth.

“This was a record quarter for ABB,” said Michel Demaré, ABB’s Chief Executive Officer and Chief Financial Officer. “Global demand for our market-leading technologies in power infrastructure, energy efficiency and industrial productivity remained at high levels. Our strong market positions in both the emerging and mature economies continue to provide us with excellent organic growth opportunities. At the same time, we continue to improve our profitability and total return on capital through measures such as better project execution and risk management, lower cost sourcing, and footprint optimization.”

2008 Q2 key figures key figures

			Change
$ millions unless otherwise indicated	Q2 08	Q2 07(1)	US$	Local
Orders	11,271	8,594	31%	19%
Order backlog (end June)	29,127	20,264	44%	31%
Revenues	9,025	7,092	27%	15%
EBIT	1,449	1,024	42%
as % of revenues	16.1%	14.4%
Net income	975	729	34%
Basic net income per share ($)	0.43	0.32
Cash flow from operating activities	978	396

(1)Adjusted to reflect the reclassification of activities to discontinued operations

(1) OECD countries excluding Czech Rep., Hungary, South Korea, Mexico, Poland, Slovak Rep., and Turkey

Summary of Q2 2008 results

Orders received and revenues

Orders grew in all divisions. The Process Automation and Automation Products divisions benefited from continued investments by oil and gas, marine and minerals customers in new capacity or upgrades of their existing capacity as global demand for energy, raw materials and shipping remained at high levels. Order growth in the Power Products and Power Systems divisions was driven mainly by utility investments in power infrastructure upgrades and further regional interconnections. The Robotics division continued to benefit from increasing demand in general industry for higher process quality and production flexibility which more than offset lower demand in the automotive sector. The pricing environment remained favorable across most of ABB’s markets.

Regionally, orders grew strongest in the Middle East and Africa (up 98 percent; 84 percent in local currencies) as demand continued to grow across most market sectors, especially in oil and gas. Orders increased 38 percent in the Americas (local currencies: 31 percent), including growth of 18 percent (local currencies: 16 percent) in the U.S. Orders in Asia were up 26 percent in the second quarter versus the same period in 2007 (local currencies: 18 percent), driven mainly by demand for both power and automation products in China. Orders in Europe grew at a double-digit pace in all divisions except Power Systems, where large grid interconnection orders taken in the same quarter a year ago were not matched this year. As a result, total orders in Europe were up 17 percent (local currencies: 2 percent).

The volume of large orders (more than $15 million) rose 72 percent (56 percent in local currencies) in the second quarter to $2.5 billion. Base orders (less than $15 million) were up 23 percent (12 percent in local currencies).

Execution of the order backlog combined with higher demand in the quarter contributed to strong revenue growth. Revenues increased at a double-digit rate in both U.S. dollar and local currency terms across all divisions. Price increases in previous quarters to offset higher raw material costs also supported the revenue improvement.

The order backlog at the end of June 2008 amounted to $29.1 billion, $8.9 billion higher (44 percent; 31 percent in local currencies) than at the end of the second quarter of 2007, and $2.3 billion higher than at the end of the first quarter of 2008 (up 8.6 percent; 9.1 percent in local currencies).

Earnings before interest and taxes

EBIT increased by 42 percent compared to the same quarter a year earlier, mainly the result of volume growth. The EBIT margin benefited from high capacity utilization, ongoing initiatives to remove production bottlenecks in order to generate higher revenues and earnings from the existing base of fixed costs, and greater sourcing of components from emerging economies.

Net income

In addition to the increase in EBIT, net income in the quarter reflected ABB’s strong cash position and low debt levels, which resulted in a positive finance net of $41 million compared to $1 million in the same quarter of 2007. Net income in the second quarter of 2008 also included a loss in discontinued operations of $17 million due mainly to pension adjustments related to a divested business, compared to a gain of $23 million in the same period a year earlier. The tax rate in the quarter was 29 percent, compared to 25 percent in the second quarter of 2007.

Balance sheet and cash flow

Net cash at the end of the second quarter was $6 billion compared to $5.6 billion at the end of the previous quarter. The company purchased 7.5 million ABB shares during  the second quarter in the amount of approximately $240 million in line with the previously announced Sfr. 2.2-billion share buy-back program. Total cash outflow in the second quarter related to the share buyback program amounted to $263 million, including withholding tax paid in respect of transactions in the first quarter.

Cash flow from operations increased by approximately $580 million compared to the second quarter of 2007, reflecting primarily the higher volume of business, as well as the effect of ongoing working capital management measures. Investments in working capital in the quarter were more than $200 million lower than in the same period in 2007. Also included in cash flow from operations was a planned payment to asbestos trusts of $25 million.

On May 8, ABB’s annual general meeting approved the payment of a dividend in the form of a nominal value reduction of Sfr. 0.48 per share. ABB expects the nominal value reduction to be registered with the Zurich Commercial Register on July 25, 2008, in which case shares traded on the SWX Europe exchange will begin trading with a reduced nominal value on July 28, 2008. Thereafter, the company will affect the nominal value reduction payment.

Management appointments

ABB announced on July 17 that Joseph M. Hogan has been appointed Chief Executive Officer of the ABB Group, effective September 1, 2008. Hogan is currently CEO of GE Healthcare, the global leader in medical diagnostic technology and biosciences, and is a member of the GE Senior Executive Council.

Michel Demaré, who has held the CEO position on an ad-interim basis since February 13, 2008, will continue to serve as ABB’s CFO.

Acquisitions

ABB announced on July 16 that it had agreed to acquire U.S. transformer company Kuhlman Electric Corporation from the global private equity firm The Carlyle Group. The acquisition is aimed at expanding ABB’s power products portfolio in the Americas. The acquisition is subject to customary regulatory approvals. ABB expects the transaction to close in a few months.

Compliance

ABB continues to cooperate with the U.S. Department of Justice and the U.S. Securities and Exchange Commission regarding various suspect payments that have occurred across several years. ABB also continues to cooperate with various anti-trust authorities, including the European Commission, regarding certain allegedly anti-competitive practices. As previously communicated, the outcome of these matters as well as previously disclosed matters could have a material impact on the company’s consolidated operating results, cash flows and financial position.

Outlook

The global market for power transmission and distribution infrastructure is expected to remain buoyant for the rest of 2008. Demand is forecast to be driven in Europe and North America by the need for equipment replacement, improved grid reliability and efficiency and further grid interconnections. In Asia and the Middle East and Africa, demand is expected to be driven by the development of new power infrastructure.

The industrial automation market is expected to remain attractive in the emerging economies, driven by high commodity prices and the need for greater energy efficiency and process quality. In the mature economies, some countries or early-cycle sectors may see a dampening of demand related to slower overall economic growth, but the outlook for raw materials processing industries remains strong.

Based on this outlook, and barring an extended recession in the global economy, the company confirms its expectations of growth rates for the full year 2008 of about 15-20 percent for the power-related activities. As a result of the very satisfactory growth recorded in the first half of the year, the company expects full-year growth in its automation activities to be clearly above 10 percent.

Divisional performance Q2 2008

Power Products

			Change
$ millions unless otherwise indicated	Q2 08	Q2 07(1)	US$	Local
Orders	3,592	2,707	33%	21%
Order backlog (end June)	8,954	6,482	38%	26%
Revenues	3,026	2,421	25%	14%
EBIT	586	412	42%
as % of revenues	19.4%	17.0%
Cash flow from operating activities	324	286

(1)Adjusted to reflect the reclassification of activities to discontinued operations

Orders grew in the second quarter in all businesses, led by transformers, as utility spending to improve grid infrastructure and industrial spending to increase capacity continued. Orders were up in both eastern and western Europe, led by Spain, Germany and Russia. Orders from the Americas grew mainly on higher demand in Canada, the U.S. and Brazil. In Asia, continued strong growth in China and India was supported in the quarter by a sharp increase in orders from South Korea and Australia. Orders decreased in the Middle East and Africa, mainly the result of lower large orders in Saudi Arabia as compared to the same quarter in 2007.

Revenues grew significantly in all businesses on execution of the order backlog and price increases to offset higher raw material costs. Expenses related to the transformer consolidation program announced in 2005 amounted to $9 million in the second quarter of 2008.

EBIT and EBIT margin rose, mainly reflecting the improved cost efficiency of higher factory loadings, continuing operational improvements and a supportive pricing environment.

Power Systems

			Change
$ millions unless otherwise indicated	Q2 08	Q2 07	US$	Local
Orders	2,611	2,217	18%	8%
Order backlog (end June)	9,695	7,415	31%	20%
Revenues	1,736	1,300	34%	21%
EBIT	123	109	13%
as % of revenues	7.1%	8.4%
Cash flow from operating activities	141	(4)

Order growth in the second quarter was driven by an increase in large projects. An order related to a new power plant in Qatar contributed to strong growth in the Middle East and Africa. Orders in Asia included a high-voltage direct current power link in China and were flat compared to the same quarter in 2007.

Orders were lower in Europe as a large interconnection order won the previous year in the U.K. was not matched this year. Orders grew in both North and South America.

Revenues continued to grow strongly in the quarter on the execution of the order backlog, contributing to higher EBIT. The EBIT margin decreased, mainly reflecting a lower-margin project mix compared to the same quarter a year ago, plus a provision related to personnel security on a large project.

Automation Products

			Change
$ millions unless otherwise indicated	Q2 08	Q2 07	US$	Local
Orders	2,967	2,221	34%	20%
Order backlog (end June)	4,602	3,136	47%	31%
Revenues	2,751	2,147	28%	15%
EBIT	538	374	44%
as % of revenues	19.6%	17.4%
Cash flow from operating activities	341	318

Orders continued to grow strongly during the second quarter as customers in most industrial sectors continued to invest in expanding capacity and improving the productivity of existing plants. Service markets also continued to grow.

Orders grew at a double-digit pace in all regions. Growth in Europe was led by Switzerland and Russia. China and India continued to drive growth in Asia, while growth of more than 20 percent in the U.S. supported increased orders in the Americas. Orders were also higher in the Middle East and Africa.

Higher revenues reflected the order growth during the quarter and benefited from the strong opening order backlog. Revenue growth and continued high capacity utilization led to a further increase in EBIT and EBIT margin.

Process Automation

			Change
$ millions unless otherwise indicated	Q2 08	Q2 07	US$	Local
Orders	2,681	1,937	38%	24%
Order backlog (end June)	7,730	4,799	61%	44%
Revenues	2,058	1,586	30%	16%
EBIT	243	167	46%
as % of revenues	11.8%	10.5%
Cash flow from operating activities	370	107

Orders continued to grow strongly across most customer segments in the second quarter, led by oil and gas, marine and turbocharging. Customers continued to invest in both new capacity and improved productivity. Large orders almost doubled compared to the same quarter in 2007. Order growth in Europe was driven by the marine and minerals sectors, and the minerals industry also fuelled a very strong quarter in the Americas. Orders were stable at high levels in Asia during the quarter, where demand was led by the metals and  marine sectors. In the Middle East and Africa, customer investments in the oil and gas sectors again were the main drivers of higher orders.

Revenue growth in the second quarter principally reflected execution of the order backlog as well as growth in the product and service businesses. Higher revenues combined with a continued emphasis on project execution resulted in higher EBIT and EBIT margin.

Robotics

			Change
$ millions unless otherwise indicated	Q2 08	Q2 07	US$	Local
Orders	503	392	28%	15%
Order backlog (end June)	760	582	31%	18%
Revenues	417	339	23%	10%
EBIT	29	19	53%
as % of revenues	7.0%	5.6%
Cash flow from operating activities	30	9

Orders rose in the quarter mainly on higher demand from general industry, such as packaging, consumer electronics and food processing, who increasingly need technologies to improve process quality and make production processes more flexible. Orders were higher in Europe on greater demand from the metal fabrication, solar cell manufacturing and consumer segments. In Asia, higher demand in China supported a strong increase in orders. Orders were lower in the Americas as an increase in Brazil was more than offset by a decrease in the U.S., reflecting the weaker automotive market.

Revenues increased in the second quarter and were up in all regions, mainly reflecting execution of the strengthening order backlog. Higher revenues and the higher proportion of sales to general industry contributed to the improvement in EBIT and EBIT margin.

More information

The 2008 Q2 results press release and presentation slides are available from July 24, 2008, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 19231, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 16323, followed by the # key.

Investor calendar 2008
Q3 2008 results	Oct. 23, 2008

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 115,000 people.

Zurich, July 24, 2008

Michel Demaré, CEO and CFO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Outlook” and “Appendix I,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations, fluctuations in interest rates and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 329 108	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB 2008 second-quarter (Q2) and first-half (H1) key figures

				Change				Change
$ millions unless otherwise indicated		Q2 08	Q2 07(1)	US$	Local	H1 08	H1 07(1)	US$	Local
Orders	Group	11,271	8,594	31%	19%	22,214	17,159	29%	18%
	Power Products	3,592	2,707	33%	21%	7,603	5,891	29%	18%
	Power Systems	2,611	2,217	18%	8%	4,659	4,014	16%	6%
	Automation Products	2,967	2,221	34%	20%	6,037	4,632	30%	17%
	Process Automation	2,681	1,937	38%	24%	5,236	3,678	42%	27%
	Robotics	503	392	28%	15%	959	770	25%	12%
	Corporate and other (Inter-division eliminations)	(1,083)	(880)			(2,280)	(1,826)
Revenues	Group	9,025	7,092	27%	15%	16,981	13,280	28%	16%
	Power Products	3,026	2,421	25%	14%	5,648	4,454	27%	16%
	Power Systems	1,736	1,300	34%	21%	3,409	2,454	39%	26%
	Automation Products	2,751	2,147	28%	15%	5,154	4,045	27%	14%
	Process Automation	2,058	1,586	30%	16%	3,807	2,969	28%	15%
	Robotics	417	339	23%	10%	804	644	25%	13%
	Corporate and other (Inter-division eliminations)	(963)	(701)			(1,841)	(1,286)
EBIT	Group	1,449	1,024	42%		2,802	1,843	52%
	Power Products	586	412	42%		1,120	725	54%
	Power Systems	123	109	13%		298	189	58%
	Automation Products	538	374	44%		995	683	46%
	Process Automation	243	167	46%		468	306	53%
	Robotics	29	19	53%		54	34	59%
	Corporate and other	(70)	(57)			(133)	(94)
EBIT margin (%)	Group	16.1%	14.4%			16.5%	13.9%
	Power Products	19.4%	17.0%			19.8%	16.3%
	Power Systems	7.1%	8.4%			8.7%	7.7%
	Automation Products	19.6%	17.4%			19.3%	16.9%
	Process Automation	11.8%	10.5%			12.3%	10.3%
	Robotics	7.0%	5.6%			6.7%	5.3%

(1)Adjusted to reflect the reclassification of activities to discontinued operations

ABB Q2 2008 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q2 08	Q2 07(1)	US$	Local	Q2 08	Q2 07(1)	US$	Local
Europe	4,792	4,080	17%	2%	4,219	3,225	31%	14%
Americas	1,887	1,367	38%	31%	1,582	1,257	26%	21%
Asia	2,840	2,261	26%	18%	2,331	1,867	25%	16%
Middle East and Africa	1,752	886	98%	84%	893	743	20%	12%
Group total	11,271	8,594	31%	19%	9,025	7,092	27%	15%

(1)Adjusted to reflect the reclassification of activities to discontinued operations

Appendix I

Reclassifications

Amounts reported for prior periods in the consolidated financial information have been reclassified to conform to the current period’s presentation, primarily as a result of the application of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in reflecting the results from discontinued operations.

Equity securities transactions

On February 13, 2008, the Company announced a share-buyback program up to a maximum value of CHF 2.2 billion (equivalent to $2 billion at then-current exchange rates). The Company intends to complete the buyback program prior to the Annual General Meeting of Shareholders in 2010 and to propose the cancellation of the shares at that meeting. A total of 16.875 million shares were repurchased under the program up to the end of June 2008, at a total cost of CHF 500 million ($483 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in treasury stock in the consolidated balance sheet at June 30, 2008.

Employee benefits funding

During the first six months of 2008 ABB made contributions of $110 million to its pension plans and $6 million to its other postretirement plans. The planned “Standard” contributions for full year 2008, based on current plan structures, are about $225 million to defined benefit pension plans and approximately $12 million to other postretirement benefit plans. The company expects that additional discretionary contributions will be made in the remaining part of the year.

Accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (SFAS 160) and revised Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141(R)). Among other things, the statements require most assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company will apply SFAS 141(R) to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.

Local currencies

The results of operations and financial position of many of ABB’s subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The Company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Appendix II

Reconciliation of non-GAAP financial measures regarding Q2 2008

($ millions, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	1,449
Revenues	9,025
EBIT margin (EBIT as % of revenues)	16.1%

Finance net
Interest and dividend income	86
Interest and other finance expense	(45)
Finance net	41

Net cash
Cash and equivalents	8,087
Marketable securities and short-term investments	513
Cash and marketable securities	8,600

Short-term debt and current maturities of long-term debt	(383)
Long-term debt	(2,212)
Total debt	(2,595)

Net cash	6,005

EBIT margin is calculated by dividing EBIT by total revenues. Management believes EBIT margin is a useful measure of profitability and uses it as a performance target.

Net cash is a financial measure that is calculated as the total of cash and equivalents, marketable securities and short-term investments minus our total debt.

ABB Ltd Consolidated Income Statements

	Six Months Ended		Three Months Ended
$ millions, except per share data (unaudited)	June 30, 2008	June 30, 2007 (1)	June 30, 2008	June 30, 2007 (1)
Sales of products	14,427	11,297	7,679	6,039
Sales of services	2,554	1,983	1,346	1,053
Total revenues	16,981	13,280	9,025	7,092

Cost of products	(9,668)	(7,837)	(5,198)	(4,178)
Cost of services	(1,676)	(1,320)	(875)	(706)
Total cost of sales	(11,344)	(9,157)	(6,073)	(4,884)
Gross profit	5,637	4,123	2,952	2,208
Selling, general and administrative expenses	(2,888)	(2,328)	(1,526)	(1,190)
Other income (expense), net	53	48	23	6
Earnings before interest and taxes	2,802	1,843	1,449	1,024
Interest and dividend income	175	91	86	41
Interest and other finance expense	(77)	(116)	(45)	(40)
Income from continuing operations before taxes and minority interest	2,900	1,818	1,490	1,025
Provision for taxes	(783)	(482)	(430)	(259)
Minority interest	(132)	(99)	(68)	(60)
Income from continuing operations	1,985	1,237	992	706
Income (loss) from discontinued operations, net of tax	(7)	29	(17)	23
Net income	1,978	1,266	975	729

Basic earnings (loss) per share
Income from continuing operations	0.87	0.55	0.43	0.31
Income (loss) from discontinued operations, net of tax	(0.01)	0.02	0.00	0.01
Net income	0.86	0.57	0.43	0.32
Weighted average basic shares (in millions)	2,291	2,230	2,286	2,269

Diluted earnings (loss) per share
Income from continuing operations	0.86	0.54	0.43	0.31
Income (loss) from discontinued operations, net of tax	0.00	0.01	(0.01)	0.01
Net income	0.86	0.55	0.42	0.32
Weighted average dilutive shares (in millions)	2,304	2,306	2,300	2,310

1) Adjusted to reflected the reclassification of activities to discontinued operations.

ABB Ltd Consolidated Balance Sheets

$ millions, except share data (unaudited)	June 30, 2008	Dec. 31, 2007

Cash and equivalents	8,087	4,650
Marketable securities and short-term investments	513	3,460
Receivables, net	9,841	8,582
Inventories, net	5,817	4,863
Prepaid expenses	273	307
Deferred taxes	859	783
Other current assets	545	368
Assets held for sale and in discontinued operations	—	132
Total current assets	25,935	23,145

Financing receivables, net	487	487
Property, plant and equipment, net	3,625	3,246
Goodwill	2,501	2,421
Other intangible assets, net	273	270
Prepaid pension and other employee benefits	378	380
Investments in equity method companies	69	63
Deferred taxes	775	862
Other non-current assets	112	127
Total assets	34,155	31,001

Accounts payable, trade	4,712	4,167
Billings in excess of sales	1,116	829
Accounts payable, other	1,502	1,289
Short-term debt and current maturities of long-term debt	383	536
Advances from customers	2,284	2,045
Deferred taxes	497	371
Provisions and other	3,616	3,342
Accrued expenses	1,640	1,737
Asbestos obligations	53	101
Liabilities held for sale and in discontinued operations	—	62
Total current liabilities	15,803	14,479

Long-term debt	2,212	2,138
Pension and other employee benefits	659	631
Deferred taxes	448	407
Other liabilities	1,777	1,797
Total liabilities	20,899	19,452

Minority interest	538	592
Stockholders’ equity:
Capital stock and additional paid-in capital	5,673	5,634
Retained earnings	8,933	6,955
Accumulated other comprehensive loss	(1,123)	(1,330)
Less: Treasury stock, at cost (34,367,675 and 18,725,475 shares at June 30, 2008 and December 31, 2007)	(765)	(302)
Total stockholders’ equity	12,718	10,957
Total liabilities and stockholders’ equity	34,155	31,001

ABB Ltd Consolidated Statements of Cash Flows

	Six Months Ended		Three Months Ended
$ millions (unaudited)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Operating activities
Net income	$1,978	$1,266	$975	$729
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	317	286	167	139
Provisions, net	(98)	(149)	(116)	(144)
Pension and postretirement benefits	45	(12)	48	(5)
Deferred taxes	173	66	53	25
Net gain from sale of property, plant and equipment	(28)	(19)	(11)	(6)
Income from equity accounted companies	(8)	(39)	(4)	(10)
Minority interest	132	100	68	60
Other	39	97	27	48
Changes in operating assets and liabilities:
Trade receivables	(882)	(836)	(455)	(683)
Inventories	(563)	(587)	(282)	(118)
Trade payables	350	308	321	186
Billings in excess of sales	258	68	162	46
Advances from customers	157	285	76	173
Other assets and liabilities, net	(428)	(135)	(51)	(44)
Net cash provided by operating activities	1,442	699	978	396

Investing activities
Changes in financing receivables	(3)	15	(1)	12
Purchases of marketable securities (other than trading) and short-term investments	(1,380)	(4,260)	(63)	(2,223)
Purchases of property, plant and equipment and intangible assets	(473)	(284)	(269)	(160)
Acquisition of businesses (net of cash acquired)	(28)	(43)	(28)	(17)
Proceeds from sales of marketable securities (other than trading) and short-term investments	4,251	4,304	1,341	2,406
Proceeds from sales of property, plant and equipment	39	29	16	10
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	23	337	(1)	225
Net cash provided by investing activities	2,429	98	995	253

Financing activities
Net changes in debt with maturities of 90 days or less	91	1	77	(24)
Increase in debt	177	93	52	44
Repayment of debt	(484)	(84)	(165)	(58)
Issuance of shares	—	153	—	153
Purchase of treasury shares	(445)	(199)	(263)	(199)
Dividends paid	—	(449)	—	(449)
Dividends paid to minority shareholders	(103)	(100)	(102)	(95)
Other	31	(38)	21	(9)
Net cash used in financing activities	(733)	(623)	(380)	(637)

Effects of exchange rate changes on cash and equivalents	273	55	(3)	53
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	26	(11)	—	(12)
Net change in cash and equivalents - continuing operations	3,437	218	1,590	53

Cash and equivalents beginning of period	4,650	4,198	6,497	4,363
Cash and equivalents end of period	8,087	4,416	8,087	4,416

Supplementary disclosure of cash flow information
Interest paid	112	104	56	45
Taxes paid	557	401	307	243
Carrying value of debt and accrued interest converted into capital stock	—	670	—	10

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2007	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038
Comprehensive income:
Net income	—	1,266	—	—	—	—	—	—	1,266
Foreign currency translation adjustments	—	—	150	—	—	—	150	—	150
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	2	—	—	2	—	2
Unrecognized income related to pensions and other postretirement plans, net of tax	—	—	—	—	10	—	10	—	10
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	(11)	(11)	—	(11)
Total comprehensive income	—	—	—	—	—	—	—	—	1,417
Issuance of shares	153	—	—	—	—	—	—	—	153
Dividends paid	—	(449)	—	—	—	—	—	—	(449)
Share-based payment arrangements	11	—	—	—	—	—	—	—	11
Treasury share transactions	(1)	—	—	—	—	—	—	(198)	(199)
Conversion of convertible bonds	660	—	—	—	—	—	—	—	660
Call options	6	—	—	—	—	—	—	—	6
Balance at June 30, 2007	$5,343	$4,464	$(1,312)	—	$(619)	$63	$(1,868)	$(302)	$7,637

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2008	$5,634	$6,955	$(906)	$7	$(486)	$55	$(1,330)	$(302)	$10,957
Comprehensive income:
Net income	—	1,978	—	—	—	—	—	—	1,978
Foreign currency translation adjustments	—	—	254	—	—	—	254	—	254
Foreign currency translation adjustments related to sold businesses	—	—	6	—	—	—	6	—	6
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	(12)	—	—	(12)	—	(12)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax	—	—	—	—	(24)	—	(24)	—	(24)
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	(17)	(17)	—	(17)
Total comprehensive income	—	—	—	—	—	—	—	—	2,185
Treasury share transactions	(20)	—	—	—	—	—	—	20	—
Shares repurchased under buyback program	—	—	—	—	—	—	—	(483)	(483)
Share-based payment arrangements	28	—	—	—	—	—	—	—	28
Call options	31	—	—	—	—	—	—	—	31
Balance at June 30, 2008	$5,673	$8,933	$(646)	$(5)	$(510)	$38	$(1,123)	$(765)	$12,718

April – June 2008 – Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Michel Demaré*	4 April 2008	Shares	157,343		CHF 27.64
Diane de Saint Victor*	4 April 2008	Shares	59,150		CHF 27.64
Ulrich Spiesshofer*	4 April 2008	Shares	107,955		CHF 27.64
Gary Steel*	4 April 2008	Shares	146,854		CHF 27.64
Peter Leupp	24 April 2008	WARs		62,500	CHF 4.80
Gary Steel	25 April 2008	Shares		100,000	CHF 31.39
Ulrich Spiesshofer	25 April 2008	Shares		25,000	CHF 31.38
Ulrich Spiesshofer	25 April 2008	Shares		15,957	CHF 31.11
Ulrich Spiesshofer	25 April 2008	Shares		9043	CHF 31.12
Veli-Matti Reinikkala	25 April 2008	WARs		75,000	CHF 4.82
Veli-Matti Reinikkala	25 April 2008	WARs		112,500	CHF 4.72
Ravi Uppal	25 April 2008	WARs		175,000	CHF 4.77
Hubertus von Grünberg	25 April 2008	Shares	5,200		CHF 31.34
Anders Jonsson	13 May 2008	Shares	4,582		CHF 33.18
Anders Jonsson	13 May 2008	Shares	1,632		CHF 33.16
Peter Leupp	20 May 2008	WARs		225,000	CHF 5.44

Name	Date	Description	Purchased or Granted	Sold	Price
Hubertus von Grünberg **	22 May 2008	Shares	7,919		CHF 26.52
Hans-Ulrich Märki **	22 May 2008	Shares	7,199		CHF 26.52
Roger Agnelli **	22 May 2008	Shares	1,968		CHF 26.52
Jacob Wallenberg **	22 May 2008	Shares	3,936		CHF 26.52
Michael Treschow **	22 May 2008	Shares	1,971		CHF 26.52
Bernd W. Voss **	22 May 2008	Shares	2,644		CHF 26.52
Louis R. Hughes **	22 May 2008	Shares	1,968		CHF 26.52
Michel de Rosen **	22 May 2008	Shares	1,968		CHF 26.52

Key:

*	Shares were granted under the ABB Long Term Incentive Plan
**	Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 25, 2008	By:	/s/ Diane de Saint Victor
	Name:	Diane de Saint Victor
	Title:	Group Executive Vice President and General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel